Exhibit 12

Calculation of Ratio of Earnings to Fixed Charges and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars in thousands)

	TMHC			Combined (1)	Predecessor
	Year Ended December 31,
	2014	2013	2012	2011	2010
Net income (loss) from continuing operations before income taxes and minority interest	301,994	4,545	71,657	601	(32,471)
Income from equity method investees	(5,405)	(2,895)	(1,214)	(1,397)	(543)
(Income)/Loss from non-controlling interests - joint ventures	(1,648)	131	(28)	(5,300)	(3,235)
(Income) loss from continuing operations attributable to non-controlling interests - Principal Equityholders	(163,790)	1,442	—	—	—

Total earnings/(loss)	131,151	3,223	70,415	(6,096)	(36,249)

Add/(deduct):
+ Fixed Charges	93,076	64,474	48,677	47,424	85,685
+ Amortization of Capitalized Interest	65,165	34,894	20,413	23,412	35,950
+ Distributed Income of Equity Method Investees	3,746	1,800	3,217	4,865	691
- Interest Capitalized	(88,782)	(60,769)	(46,340)	(24,452)	(36,562)

Earnings available for fixed charges	204,356	43,622	96,382	45,153	49,515

Fixed Charges:
Interest and other financial charges expensed and capitalized	88,782	61,582	46,340	46,831	84,969
Bond issue costs amortized	3,340	2,081	1,752	—	—
Interest factor attributed to rentals	955	811	585	593	716

Fixed Charges	93,076	64,474	48,677	47,424	85,685

Ratio of Earnings to Fixed Charges (2)	2.2	$(20,852)	2.0	1.0	$(36,170)

(1)	Amounts are arithmetically combined as a portion of the year was "Predecessor" and the other portion of the year was TMHC.
(2)	For periods in which earnings before fixed charges were insufficient to cover fixed charges, the dollar amount of coverage deficiency, instead of the ratio, is disclosed.